SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 4.00 per share

(Title of Class of Securities)

M20115131

(CUSIP Number)

Clarence V. Wesley

and Luis Gutierrez Roy

Telegraph Hill Capital Fund I, LLC

582 Market Street, Suite 700

San Francisco, California 94104

Tel: (415) 601-7775

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20115131		13D

1.	Name of Reporting Persons Telegraph Hill Capital Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 233,840*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 233,840*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,840*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) OO

*Consists of (i) 96,362 Ordinary Shares, (ii) 61,539 Conversion Shares, (iii) 61,539 Warrant Shares and (iv) 14,400 Option Shares.  See Items 3 and 4.

CUSIP No. M20115131		13D

1.	Name of Reporting Persons Telegraph Hill Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 233,840* **

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 233,840* **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,840*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) OO

*Consists of (i) 96,362 Ordinary Shares, (ii) 61,539 Conversion Shares, (iii) 61,539 Warrant Shares and (iv) 14,400 Option Shares.  See Items 3 and 4.

**Pursuant to Rule 13d-4, this Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of the Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

CUSIP No. M20115131		13D

1.	Name of Reporting Persons Telegraph Hill Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 233,840* **

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 233,840* **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,840*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) OO

*Consists of (i) 96,362 Ordinary Shares, (ii) 61,539 Conversion Shares, (iii) 61,539 Warrant Shares and (iv) 14,400 Option Shares.  See Items 3 and 4.

**Pursuant to Rule 13d-4, this Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of the Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

CUSIP No. M20115131		13D

1.	Name of Reporting Persons Clarence V. Wesley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 233,840* **

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 233,840* **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,840*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) IN

*Consists of (i) 96,362 Ordinary Shares, (ii) 61,539 Conversion Shares, (iii) 61,539 Warrant Shares and (iv) 14,400 Option Shares.  See Items 3 and 4.

**Pursuant to Rule 13d-4, this Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of the Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

CUSIP No. M20115131		13D

1.	Name of Reporting Persons Luis Gutierrez Roy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 233,840* **

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 233,840* **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,840*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) IN

*Consists of (i) 96,362 Ordinary Shares, (ii) 61,539 Conversion Shares, (iii) 61,539 Warrant Shares and (iv) 14,400 Option Shares.  See Items 3 and 4.

**Pursuant to Rule 13d-4, this Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of the Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to ordinary shares, par value 4.00 NIS (New Israeli Shekels) (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”).  The address of the Company’s principal executive offices is 20 Freiman St., Rishon Lezion, 75101, Isreal.

Item 2.	Identity and Background

(a)                                  This Schedule 13D is being filed by Telegraph Hill Capital Fund I, LLC, a Delaware limited liability company (“THCapFund I LLC”), Telegraph Hill Capital, LLC, a Delaware limited liability company (“THCap LLC”), Telegraph Hill Group, LLC, a Delaware limited liability company (“THG LLC”), Clarence V. Wesley and Luis Gutierrez Roy (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 4 (the “Joint Filing Agreement”).

The principal business of THCapFund I LLC is to make venture capital and private equity investments primarily in the mobile, wireless, and media space.  THCap LLC serves as managing member to THCapFund I LLC and THG LLC is the manager of THCap LLC.

Messrs. Wesley and Roy are managing directors of THG LLC and THCap LLC, and may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by THCapFund I LLC.

Pursuant to Rule 13d-4, each of the Reporting Persons, other than THCapFund I LLC, expressly disclaim beneficial ownership of the securities reflected herein except to the extent of such Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

(b)                                 The business address of each of the Reporting Persons is 582 Market Street, Suite 700, San Francisco, California 94104.

(c)                                  Mr. Wesley is a managing director of THG LLC and THCap LLC.  Mr. Roy is a managing director of THG LLC and THCap LLC and a director of the Company.

(d)                                 None of the Reporting Persons has been convicted in a criminal proceeding during the last five year period prior to the date hereof.

(e)                                  None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five year period prior to the date hereof.

(f)                                    Each of the Reporting Persons, other than Messrs. Wesley and Roy, is organized under the laws of Delaware.  Mr. Wesley is a citizen of the United States and Mr. Roy is a citizen of Spain.

Item 3.	Source and Amount of Funds or Other Consideration

THCapFund I LLC purchased the 96,362 Ordinary Shares pursuant to a share purchase agreement entered into by THCapFund I LLC and the Company on October 4, 2010 (the “Purchase Agreement”).  The aggregate purchase price for the Ordinary Shares was $300,000, of which the funding for the purchase was obtained by THCapFund I LLC from the contributed capital of its members.

THCapFund I LLC purchased secured notes that are convertible into 61,539 Ordinary Shares (the “Conversion Shares”) pursuant to a loan agreement entered into by THCapFund I LLC and the Company in June 2009 (the “Loan Agreement”).  In connection with the Loan Agreement, the Company also granted THCapFund I LLC warrants (the “Warrants”) to purchase 61,539 Ordinary Shares (the “Warrant Shares”).  The aggregate purchase price for the Conversion Shares and Warrant Shares was $200,000, of which the funding for the purchase was obtained by THCapFund I LLC from the contributed capital of its members.

On September 1, 2009, THG LLC entered into a consulting agreement with the Company (as amended, the “Consulting Agreement”), pursuant to which the Company provided THCapFund I LLC options (the “Options”) to purchase 14,400 Ordinary Shares (the “Option Shares”).

Item 4.	Purpose of Transaction

THCapFund I LLC and the other Reporting Persons acquired the Ordinary Shares, Conversion Shares, Warrant Shares and Option Shares for investment purposes.

Pursuant to the Purchase Agreement, effective October 4, 2010, the Company has appointed Mr. Roy to the Board of Directors of the Company (the “Board”), to serve until the next annual general meeting of the shareholders.  The Company will further nominate Mr. Roy as a candidate for election to the Board at the next annual general meeting of the shareholders.

In June 2009, THCapFund I LLC purchased the Conversion Shares, which, pursuant to the Loan Agreement, are convertible at any time prior to July 2012 at the sole option of THCapFund I LLC into 61,539 Ordinary Shares.  As of the same date, the Company also issued THCapFund I LLC 61,539 Warrant Shares, which shall be exercisable for a period of 18 months commencing in January 2011.  The Warrant Shares are exercisable, in whole or in part, at a price per Ordinary Share of $2.75.

Beginning September 1, 2009, THG LLC provides certain consulting services to the Company related to the identification of potential investors, financing and partners for the Company, each as set forth in greater detail in the Consulting Agreement.  In exchange, the Company agreed to pay THG LLC 5% of certain amounts actually received by the Company from those parties identified by THG LLC and issued THCapFund I LLC 14,400 Option Shares, which vest and become exercisable upon the lapse of 18 months from September 1, 2009.  Each Option is exercisable at a price per Ordinary Share of $2.75 and shall expire and shall no longer be exercisable upon the lapse of 18 months after the date of vesting.

The summary of the Purchase Agreement, the Loan Agreement and the Warrants contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to such agreements filed herewith as Exhibits 1-3 and incorporated herein by reference.

Except as disclosed in Items 2, 6 and this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5.	Interest in Securities of the Issuer
(a) and (b) According to information provided by the Company to the Reporting Persons, there were 2,653,454 Ordinary Shares issued and outstanding as of October 4, 2010.

With respect to the amount of Ordinary Shares beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Ordinary Shares, the information contained in each of the cover pages, and in Items 1 through 14 thereon, is incorporated by reference herein.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2 are as follows:

THCapFund I LLC may be deemed to have beneficial ownership of 233,840 Ordinary Shares, representing approximately 8.1% of the issued and outstanding Ordinary Shares as of October 4, 2010. All such shares are directly held and directly beneficially owned by THCapFund I LLC.

THCap LLC may be deemed to have beneficial ownership of 233,840 Ordinary Shares, representing approximately 8.1% of the issued and outstanding Ordinary Shares as of October 4, 2010, as the managing member of THCapFund I LLC.

THG LLC may be deemed to have beneficial ownership of 233,840 Ordinary Shares, representing approximately 8.1% of the issued and outstanding Ordinary Shares as of October 4, 2010, as the manager of THCap LLC.

Messrs. Wesley and Roy each may be deemed to have a beneficial ownership of 233,840 Ordinary Shares, representing approximately 8.1% of the issued and outstanding Ordinary Shares as of October 4, 2010, as the managing directors of THCap LLC and THG LLC.

Each of the Reporting Persons, other than THCapFund I LLC, expressly disclaim beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.

(c)                                  Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Ordinary Shares in the 60 days prior to filing this Schedule 13D.

(d)                                 THG LLC is the sole manager of THCap LLC, which is the sole managing member of THCapFund I LLC.  Messrs. Wesley and Roy are the managing directors of THG LLC and therefore have the power to direct its affairs, including decisions respecting the disposition of proceeds from the sale of the shares of the Company’s Ordinary Shares held by THCapFund I LLC.  Under certain circumstances set forth in the operating agreement of THCapFund I LLC, the members of such limited liability company have the right to receive distributions, either cash or in-kind, with respect to the shares of the Company’s Ordinary Shares held by THCapFund I LLC.  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of distributions with respect to the securities of the Company.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Share Purchase Agreement, made and entered into as of October 4, 2010, by and between the Company and THCapFund I LLC.
Exhibit 2	Form of Loan Agreement by and among the Company and certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
Exhibit 3	Form of Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
Exhibit 4	Joint Filing Agreement, dated October 14, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 14, 2010

Telegraph Hill Capital Fund I, LLC

By: Telegraph Hill Capital, LLC
Its Managing Member

By: Telegraph Hill Group, LLC
Its Manager

	By:	/s/ Luis Gutierrez Roy
Luis Gutierrez Roy, Managing Director

Telegraph Hill Capital, LLC

By: Telegraph Hill Group, LLC
Its Manager

	By:	/s/ Luis Gutierrez Roy
Luis Gutierrez Roy, Managing Director

Telegraph Hill Group, LLC

	By:	/s/ Luis Gutierrez Roy
Luis Gutierrez Roy, Managing Director

/s/ Clarence V. Wesley
Clarence V. Wesley

/s/ Luis Gutierrez Roy
Luis Gutierrez Roy

Exhibit Index

Exhibit 1	Share Purchase Agreement, made and entered into as of October 4, 2010, by and between the Company and THCapFund I LLC.
Exhibit 2	Form of Loan Agreement by and among the Company and certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
Exhibit 3	Form of Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
Exhibit 4	Joint Filing Agreement, dated October 14, 2010.